UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Clean Energy Fuels Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

184499101

(CUSIP Number)

May 1, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Green Energy Investment Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,063,292 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,063,292 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,063,292 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

3.7% beneficial ownership of the Common Stock based on 136,840,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 3, 2016

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes may be converted.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Green Equity Investors VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,063,292 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,063,292 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,063,292 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

3.7% beneficial ownership of the Common Stock based on 136,840,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 3, 2016

12.	Type of Reporting Person (See Instructions) PN

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes may be converted.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Green Equity Investors Side VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,063,292 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,063,292 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,063,292 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

3.7% beneficial ownership of the Common Stock based on 136,840,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 3, 2016

12.	Type of Reporting Person (See Instructions) PN

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes may be converted.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) LGP Associates VI-A LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,063,292 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,063,292 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,063,292 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

3.7% beneficial ownership of the Common Stock based on 136,840,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 3, 2016

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes may be converted.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) LGP Associates VI-B LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,063,292 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,063,292 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,063,292 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

3.7% beneficial ownership of the Common Stock based on 136,840,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 3, 2016

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes may be converted.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) GEI Capital VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,063,292 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,063,292 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,063,292 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

3.7% beneficial ownership of the Common Stock based on 136,840,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 3, 2016

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes may be converted.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Green VI Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,063,292 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,063,292 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,063,292 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

3.7% beneficial ownership of the Common Stock based on 136,840,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 3, 2016

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes may be converted.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Leonard Green & Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,063,292 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,063,292 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,063,292 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

3.7% beneficial ownership of the Common Stock based on 136,840,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 3, 2016

12.	Type of Reporting Person (See Instructions) PN

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes may be converted.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) LGP Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,063,292 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,063,292 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,063,292 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

3.7% beneficial ownership of the Common Stock based on 136,840,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 3, 2016

12.	Type of Reporting Person (See Instructions) CO

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes may be converted.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Peridot Coinvest Manager LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,063,292 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,063,292 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,063,292 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

3.7% beneficial ownership of the Common Stock based on 136,840,598 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 3, 2016

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes may be converted.

Item 1.

(a)	Name of Issuer

Clean Energy Fuels Corp. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

4675 MacArthur Court, Suite 800, Newport Beach, CA 92660

Item 2.

(a)	Name of Person(s) Filing

A.	Green Energy Investment Holdings LLC
B.	Green Equity Investors VI, L.P.
C.	Green Equity Investors Side VI, L.P.
D.	LGP Associates VI-A LLC
E.	LGP Associates VI-B LLC
F.	GEI Capital VI, LLC
G.	Green VI Holdings, LLC
H.	Leonard Green & Partners, L.P.
I.	LGP Management, Inc.
J.	Peridot Coinvest Manager LLC

Green Equity Investors VI, L.P., a Delaware limited partnership (“GEI VI”), Green Equity Investors Side VI, L.P., a Delaware limited partnership (“GEI Side VI”), LGP Associates VI-A LLC, a Delaware limited liability company (“Sidecar VI-A”) and LGP Associates VI-B LLC, a Delaware limited liability company (“Sidecar VI-B,” and together with Sidecar VI-A, the “Sidecars”) are Members of Green Energy Investment Holdings LLC, a Delaware limited liability company (“GEIH”). GEI VI’s principal business is to pursue investments, and GEI Side VI is an affiliated fund of GEI VI. The Sidecars’ principal business is to hold equity interests of certain companies acquired in parallel with GEI VI and GEI Side VI. GEI Capital VI, LLC, a Delaware limited liability company (“GEIC”) is the general partner of GEI VI and GEI Side VI. Green VI Holdings, LLC, a Delaware limited liability company (“Holdings”) is a limited partner of GEI VI and GEI Side VI. Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”) is the manager of GEI VI, GEI Side VI, and Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot”), and an affiliate of GEIC and Holdings. Peridot is the manager of GEIH and the Sidecars. LGP Management, Inc., a Delaware corporation (“LGPM”) is the general partner of LGP.

GEI VI, GEI Side VI, and the Sidecars, as the Members of GEIH, LGP, as the manager of GEI VI, GEI Side VI, and Peridot, LGPM, as the general partner of LGP, GEIC, as the general partner of GEI VI and GEI Side VI, Peridot, as the manager of GEIH and the Sidecars, and Holdings, as a limited partner of GEI VI and GEI Side VI, directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed to share voting and investment power with respect to the shares of the Issuer’s Common Stock to which this Schedule relates (the “Shares”). As such, GEI VI, GEI Side VI, the Sidecars, GEIC, Holdings, LGP, Peridot, and LGPM may be deemed to be the indirect beneficial owners of the Shares.

Each of GEI VI, GEI Side VI, the Sidecars, GEIC, Holdings, LGP, Peridot, and LGPM disclaims beneficial ownership of the Shares reported herein, except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of such securities for purposes of Section 13(d), Section 13(g), Section 16, or for any other purposes.

Each of John G. Danhakl, Jonathan D. Sokoloff, Jonathan A. Seiffer, John M. Baumer, Timothy J. Flynn, James D. Halper, Todd M. Purdy, Michael S. Solomon, W. Christian McCollum, Usama N. Cortas, J. Kristofer Galashan, and Alyse M. Wagner either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP. As such, Mr. Danhakl, Mr. Nolan, Mr. Sokoloff, Mr. Seiffer, Mr. Baumer, Mr. Flynn, Mr. Halper, Mr. Purdy, Mr. Solomon, Mr. McCollum, Mr. Cortas, Mr. Galashan, and Ms. Wagner may be deemed to have shared voting and investment power with respect to all shares beneficially owned by GEIH. These individuals each disclaim beneficial ownership of the securities held by GEIH except to the extent of his pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

(A) – (I): 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025

(c)	Citizenship

(A) – (J): Delaware

(d)	Title of Class of Securities

This statement relates to the Issuer’s Common Stock, par value $0.0001 per share.

(e)	CUSIP Number

184499101

Item 3.

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of the date hereof, GEIH holds Convertible Promissory Notes of the Issuer with an aggregate principal amount of $80,000,000. The Convertible Promissory Notes are presently convertible into an aggregate of 5,063,292 Shares. Based on their respective ownership percentages of GEIH, GEI VI may be deemed to be the beneficial owner of 3,080,173 Shares, GEI Side VI may be deemed to be the beneficial owner of 1,835,777 Shares, Sidecar VI-A may be deemed to be the beneficial owner of 19,241 Shares and Sidecar VI-B may be deemed to be the beneficial owner of 128,101 Shares.

The following information is provided as of February 14, 2017.

(a) Amount beneficially owned:

i.	GEIH is the beneficial owner of 5,063,292 shares of Common Stock.
ii.	GEI VI is the beneficial owner of 5,063,292 shares of Common Stock.
iii.	GEI Side VI is the beneficial owner of 5,063,292 shares of Common Stock.
iv.	Sidecar VI-A is the beneficial owner of 5,063,292 shares of Common Stock.
v.	Sidecar VI-B is the beneficial owner of 5,063,292 shares of Common Stock.
vi.	GEIC is the beneficial owner of 5,063,292 shares of Common Stock.
vii.	Holdings is the beneficial owner of 5,063,292 shares of Common Stock.
viii.	LGP is the beneficial owner of 5,063,292 shares of Common Stock.
ix.	LGPM is the beneficial owner of 5,063,292 shares of Common Stock.
x.	Peridot is the beneficial owner of 5,063,292 shares of Common Stock.

(b) Percent of class (based upon 136,840,598 shares of Common Stock issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2016):

i.	GEIH is the beneficial owner of 3.7% of Issuer’s Common Stock.
ii.	GEI VI is the beneficial owner of 3.7% of Issuer’s Common Stock.
iii.	GEI Side VI is the beneficial owner of 3.7% of Issuer’s Common Stock.
iv.	Sidecar VI-A is the beneficial owner of 3.7% of Issuer’s Common Stock.

v.	Sidecar VI-B is the beneficial owner of 3.7% of Issuer’s Common Stock.
vi.	GEIC is the beneficial owner of 3.7% of Issuer’s Common Stock.
vii.	Holdings is the beneficial owner of 3.7% of Issuer’s Common Stock.
viii.	LGP is the beneficial owner of 3.7% of Issuer’s Common Stock.
ix.	LGPM is the beneficial owner of 3.7% of Issuer’s Common Stock.
x.	Peridot is the beneficial owner of 3.7% of Issuer’s Common Stock.

(c)	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote:
a.	0 shares of Common Stock for GEIH
b.	0 shares of Common Stock for GEI VI
c.	0 shares of Common Stock for GEI Side VI
d.	0 shares of Common Stock for Sidecar VI-A
e.	0 shares of Common Stock for Sidecar VI-B
f.	0 shares of Common Stock for GEIC
g.	0 shares of Common Stock for Holdings
h.	0 shares of Common Stock for LGP
i.	0 shares of Common Stock for LGPM
j.	0 shares of Common Stock for Peridot

ii.	Shared power to vote or to direct the vote:
a.	5,063,292 shares of Common Stock for GEIH
b.	5,063,292 shares of Common Stock for GEI VI
c.	5,063,292 shares of Common Stock for GEI Side VI
d.	5,063,292 shares of Common Stock for Sidecar VI-A
e.	5,063,292 shares of Common Stock for Sidecar VI-B
f.	5,063,292 shares of Common Stock for GEIC
g.	5,063,292 shares of Common Stock for Holdings
h.	5,063,292 shares of Common Stock for LGP
i.	5,063,292 shares of Common Stock for LGPM
j.	5,063,292 shares of Common Stock for Peridot

iii.	Sole power to dispose or to direct the disposition of:
a.	0 shares of Common Stock for GEIH
b.	0 shares of Common Stock for GEI VI
c.	0 shares of Common Stock for GEI Side VI
d.	0 shares of Common Stock for Sidecar VI-A
e.	0 shares of Common Stock for Sidecar VI-B
f.	0 shares of Common Stock for GEIC
g.	0 shares of Common Stock for Holdings
h.	0 shares of Common Stock for LGP
i.	0 shares of Common Stock for LGPM
j.	0 shares of Common Stock for Peridot

iv.	Shared power to dispose or to direct the disposition of:
a.	5,063,292 shares of Common Stock for GEIH
b.	5,063,292 shares of Common Stock for GEI VI
c.	5,063,292 shares of Common Stock for GEI Side VI
d.	5,063,292 shares of Common Stock for Sidecar VI-A
e.	5,063,292 shares of Common Stock for Sidecar VI-B
f.	5,063,292 shares of Common Stock for GEIC
g.	5,063,292 shares of Common Stock for Holdings
h.	5,063,292 shares of Common Stock for LGP
i.	5,063,292 shares of Common Stock for LGPM
j.	5,063,292 shares of Common Stock for Peridot

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 3.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2017

Green Energy Investment Holdings LLC
By:	Peridot Coinvest Manager LLC, its Manager
By:	Leonard Green & Partners, L.P., its Manager
By:	LGP Management, Inc., its General Partner
By:	/s/ Andrew C. Goldberg
Andrew C. Goldberg
Vice President, General Counsel and
Secretary
Green Equity Investors VI, L.P.
By:	GEI Capital VI, LLC, its General Partner
By:	/s/ Andrew C. Goldberg
Andrew C. Goldberg
Vice President, General Counsel and
Secretary
Green Equity Investors Side VI, L.P.
By:	GEI Capital VI, LLC, its General Partner
By:	/s/ Andrew C. Goldberg
Andrew C. Goldberg
Vice President, General Counsel and
Secretary
LGP Associates VI-A LLC
By:	Peridot Coinvest Manager LLC, its Manager
By:	Leonard Green & Partners, L.P., its Manager
By:	LGP Management, Inc., its General Partner
By:	/s/ Andrew C. Goldberg
Andrew C. Goldberg
Vice President, General Counsel and
Secretary
LGP Associates VI-B LLC
By:	Peridot Coinvest Manager LLC, its Manager
By:	Leonard Green & Partners, L.P., its Manager
By:	LGP Management, Inc., its General Partner
By:	/s/ Andrew C. Goldberg
Andrew C. Goldberg
Vice President, General Counsel and
Secretary

[Signatures Continue on Next Page]

GEI Capital VI, LLC
By:	/s/ Andrew C. Goldberg
Andrew C. Goldberg
Vice President, General Counsel and
Secretary
Green VI Holdings, LLC
By:	/s/ Andrew C. Goldberg
Andrew C. Goldberg
Vice President, General Counsel and
Secretary
Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner
By:	/s/ Andrew C. Goldberg
Andrew C. Goldberg
Vice President, General Counsel and
Secretary
LGP Management, Inc.
By:	/s/ Andrew C. Goldberg
Andrew C. Goldberg
Vice President, General Counsel and
Secretary
Peridot Coinvest Manager LLC
By:	Leonard Green & Partners, L.P., its Manager
By:	LGP Management, Inc., its General Partner
By:	/s/ Andrew C. Goldberg
Andrew C. Goldberg
Vice President, General Counsel and
Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Joint Filing Agreement, dated February 14, 2014 (incorporated by reference to Exhibit 99.1 to Green Energy Investment Holdings LLC’s Schedule 13G, filed with the Securities and Exchange Commission on June 24, 2013).

2	Power of Attorney, dated February 14, 2014 (incorporated by reference to Exhibit 99.2 to Green Energy Investment Holdings LLC’s Schedule 13G, filed with the Securities and Exchange Commission on June 24, 2013).

3	Identification of Members of the Group, dated February 14, 2014 (incorporated by reference to Exhibit 99.3 to Green Energy Investment Holdings LLC’s Schedule 13G, filed with the Securities and Exchange Commission on June 24, 2013).

4	Joint Filing Agreement, dated February 14, 2017.